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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six-Month Period ended June 30,	Fiscal years ended December 31,			Transition Period ended December 31,	Years ended May 31,
	2004	2003	2002	2001	2000	2000	1999
			(in thousands, except ratio data)
Income (loss) from continuing operations, before taxes	$3,661	$(26,796)	$69,608	$47,219	$(15,642)	$(179,170)	$(7,783)
Fixed charges:
Total interest including amortization of debt discount and issue costs and amounts capitalized	$72,161	$152,032	$153,280	$170,848	$111,604	$186,027	$184,886
Rentals	2,281	3,660	3,174	3,499	2,845	3,210	4,804
Total fixed charges	$74,442	$155,692	$156,454	$174,347	$114,449	$189,237	$189,690
Earnings before income or loss from equity earnings plus fixed charges less capitalized interest	$78,304	$129,084	$225,981	$221,188	$98,432	$9,264	$180,769
Ratio of earnings to fixed charges(a)(b)	1.1x	—	1.4x	1.3x	—	—	—

(a)
Interest expense was not adjusted for the 2003 divestitures of AIMCOR and JW Aluminum.

(b)
Due to losses during the fiscal year ended December 31, 2003, the transition year ended December 31, 2000, the fiscal year ended May 31, 2000, and the fiscal year ended May 31, 1999 the ratio coverage for those periods was less than 1:1. The coverage deficiency in each of these periods was $26.6 million, $16.0 million, $180.0 million and $8.9 million, respectively.

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES